

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 16, 2009

Via U.S. Mail and Fax (845-986-6699)
Mr. Kenneth Volz
Chief Financial Officer
Warwick Valley Telephone Company
47 Main Street
Warwick, New York 10990

>   **RE: Warwick Valley Telephone Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 13, 2008**
>   **File No. 0-11174**

Dear Mr. Volz:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director